Mail Stop 4561

February 3, 2010

Mr. Maurizio Nicolelli
Senior Vice President and Director of Finance
FactSet Research Systems Inc.
601 Merritt 7
Norwalk, CT 06851

> **Re: FactSet Research Systems Inc.**
> **Form 10-K for the Fiscal Year ended August 31, 2009**
> **Filed October 30, 2009**
> **File No. 001-11869**

Dear Mr. Nicolelli:

We have reviewed your response letter dated January 20, 2010, in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 6, 2010.

Form 10-K for the Fiscal Year ended August 31, 2009

Exhibits and Financial Statement Schedules, page 78

1.   We note your response to prior comment 6. Item 601(b)(10)(iii)(A) of Regulation S-K requires that management contracts be filed as exhibits to the Form 10-K. Accordingly, please include Mr. Walsh's letter agreement as an exhibit in future Forms 10-K as long as the agreement remains in effect. Also, we note your statement that Mr. Walsh's letter agreement was not discussed in your Form 10-K. Please note that the agreement was discussed in the executive compensation section of your definitive proxy statement filed on October 30, 2009, which you incorporated by reference into the Form 10-K.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456. If you need further assistance, you may contact me at (202) 551-3226.

Sincerely,

Craig D. Wilson
Sr. Asst. Chief Accountant